EXHIBIT 23.1

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-206094, 333-197759, 333-201504, 333-188620, 333-168552, 333-136963, 333-84787, 333-85368 and 333-181697) and on Form S-3 (No. 333-191604) of BioMarin Pharmaceutical Inc., of our report dated March 14, 2016, with respect to the statements of assets acquired and revenues and direct expenses of the Merck PKU Business, which report appears in this Current Report on Form 8-K/A dated March 15, 2016.

Our report contains an explanatory paragraph that states that the statements of assets acquired and revenues and direct expenses of the Merck PKU Business are not intended to be a complete presentation of the financial position or results of operations in compliance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt / Main, Germany

March 15, 2016